July 25, 2008

BY EDGAR CONFIDENTIAL Ms. Susan Block Securities and Exchange Commission Mail Stop 3561 100 F Street, NE Washington, D.C. 20549

Re:	Superior Industries International, Inc. Form 10-K for the Fiscal Year Ended December 30, 2007 Filed March 31, 2008 Definitive Proxy Statement on Schedule 14A Filed April 28, 2008 File No. 001-06615

Dear Ms. Block:

Superior Industries International, Inc., a California corporation (the "Company"), is hereby responding to the comment letter of the Securities and Exchange Commission dated July 7, 2008 with respect to the Company's Annual Report on Form 10-K for the fiscal year ended December 30, 2007, and Definitive Proxy Statement on Schedule 14A filed April 28, 2008.  In this letter, we refer to the staff of the Securities and Exchange Commission (the "SEC") as the "Staff".  Paragraph numbering used for each response set forth below corresponds to the paragraph numbering used in the Staff's letter.

Form 10-K for the fiscal year ended December 30, 2007

Risk Factors, page 5

1.           We refer you to the second and third sentences in the second paragraph.  All material risks should be described in this section and not just strategic risks.  Please revise the risk factors section in future filings to disclose all material risks to the company.  If a risk is deemed not material, please do not reference it.

Response to Comment No. 1

The Company’s future filings will be revised in accordance with this comment.

Definitive Proxy Statement on Schedule 14A filed April 28, 2008

Compensation Discussion and Analysis, page 17
Setting Executive Compensation, page 18

2.           In future filings please provide a list of the companies to which you benchmark.  Please also disclose the degree to which the Compensation Committee considered such companies comparable to you.  Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Response to Comment No. 2

The Company’s future filings will be revised in accordance with this comment.  The Company notes that the Compensation and Benefits Committee (the “Committee”) does not benchmark the Company against a direct peer group because none exists as explained on page 18.  Rather, the Committee uses published compensation reports that are based on the survey of hundreds of companies.  As such, it is impracticable and not meaningful to list the companies that are surveyed.  Instead, the Committee will list the names of the publishers of the salary surveys and clarify how and why this data is used.

Employment Agreements, page 20

3.           In future filings, please define when a change in control would occur under Mr. S. Borick’s employment agreement.  Refer to Item 402(j)(1) of Regulation S-K.

Response to Comment No. 3

The Company’s future filings will be revised in accordance with this comment.

Committee Recommendations, page 21

4.           In future filings, please label your Compensation Committee Report as such.  Refer to Item 407(e)(5) of Regulation S-K.

Response to Comment No. 4

The Company’s future filings will be revised in accordance with this comment.

* * * * *

As requested in your letter, the Company acknowledges the following:

•	The Company is responsible for the adequacy and accuracy of the disclosure in its filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the SEC from taking any action with respect to any filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States of America.

If you have any questions concerning the foregoing, please contact the undersigned at (818) 902-2585.

Respectfully submitted,

Superior industries international, inc.

                                /s/ Robert A. Earnest
Robert A. Earnest
V.P. & General Counsel

cc:           Ms. Julie Bell, SEC

Mr. Steven J. Borick, Chairman, CEO & President
Ms. Erika Turner, CFO